SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Nanosphere, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

63009F105

(CUSIP Number)

Laura Mondrowski, Esq. Lurie Investments, Inc. 440 West Ontario Street Chicago, Illinois 60654 (312) 466-3750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 63009F105	13D	Page 2 of 17

1.	Names of Reporting Persons Lurie Investment Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,006,136
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,006,136
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,006,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 63009F105	13D	Page 3 of 17

1.	Names of Reporting Persons Eagle Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,030,460
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,030,460
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,030,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 63009F105	13D	Page 4 of 17

1.	Names of Reporting Persons AOQ Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,708,979
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power* 2,708,979
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,708,979
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 63009F105	13D	Page 5 of 17

1.	Names of Reporting Persons Alfa-Tech, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,902,407
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,902,407
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,902,407
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 63009F105	13D	Page 6 of 17

1.	Names of Reporting Persons Anda-Proquest, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,044,350
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,044,350
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions) 2,044,350
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 63009F105	13D	Page 7 of 17

1.	Names of Reporting Persons Lurie Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 74,324
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 74,324
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,324
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 63009F105	13D	Page 8 of 17

1.	Names of Reporting Persons WASK Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,486
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,486
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,486
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 63009F105	13D	Page 9 of 17

1.	Names of Reporting Persons LFT Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,635,904
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,635,904
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,635,904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 63009F105	13D	Page 10 of 17

1.	Names of Reporting Persons Ann and Robert H. Lurie Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 112,891
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 112,891
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,891
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 63009F105	13D	Page 11 of 17

1.	Names of Reporting Persons Mark Slezak
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 524,324
	8.	Shared Voting Power 13,545,801
	9.	Sole Dispositive Power 524,324
	10.	Shared Dispositive Power 13,545,801
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,070,125
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 32.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 63009F105	13D	Page 12 of 17

This Amendment No. 7 amends the Schedule 13D filed by certain of the Reporting Persons on December 1, 2008, as previously amended on March 23, 2009, June 18, 2009, October 21, 2009, May 10, 2011, July 15, 2011 and May 24, 2012 (as so amended, the “Schedule 13D”). Except as specifically amended hereby, the Schedule 13D remains in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)-(f)

This Schedule 13D is being filed jointly by Lurie Investment Fund, L.L.C. (“LIF”), Eagle Capital Management, LLC (“ECM”), Alfa-Tech, LLC (“ATL”), Anda-Proquest, LLC (“APL”) AOQ Trust, WASK Investments, LLC (“WASK”), LFT Partnership (“LFT”), the Ann and Robert H. Lurie Foundation (the “Foundation”), Lurie Investments, Inc. (“LII”) and Mark Slezak (collectively, the “Reporting Persons”). LIF, ECM, ATL, APL and WASK are each Delaware limited liability companies. LII is an Illinois corporation. AOQ Trust is a trust administered under the laws of Florida. LFT is an Illinois general partnership. The Foundation is an Illinois not-for-profit corporation. Mark Slezak is the investment manager of LFT and the managing member of APL and WASK. Mark Slezak is the sole member of ECM which is the sole managing member of ATL. ECM as the Executive Managing Member of LIF has the sole voting and dispositive power over the shares of Common Stock held by LIF. Mark Slezak is a trustee of the AOQ Trust. Mark Slezak is the chief executive officer of LII. Ann Lurie is the president and a director of LII. The sole stockholder of LII is the Ann Lurie Revocable Trust, a trust administered under the laws of Illinois. The Foundation is a charitable organization of which Ann Lurie is president and a director and Mark Slezak is a vice president and a director. The principal business of each of LIF, ECM, ATL, APL, WASK, LII, AOQ Trust and the Ann Lurie Revocable Trust is investments. The principal business of Mark Slezak is acting as an investment advisor to a family investment office. Mr. Slezak is also chairman of the board of directors of the Issuer. The principal business of Ann Lurie is private investments. Mark Slezak and Ann Lurie are citizens of the United States.

The business address for each of the Reporting Persons and each of the other persons named in this Item 2 is 440 West Ontario Street, Chicago, Illinois 60654. None of the Reporting Persons or any of the other persons named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following as the last paragraph thereof:

During the period from May 24, 2012 to June 14, 2012, APL, using its working capital, has purchased an aggregate amount of 694,350 shares of Common Stock on the open market for an aggregate purchase price of $1,243,757 (such shares, the “APL Purchased Shares” and collectively with the May 2012 Purchased Shares, the June-July 2011 Purchased Shares, the AOQ Purchased Shares, the LII Purchased Shares, the LIF Purchased Shares, the May 2009 Purchased Shares, the October 2009 Purchased Shares, and the May 2011 Purchased Shares, the “Purchased Shares”). For additional information on the APL Purchased Shares, see Item 5 hereof.

CUSIP NO. 63009F105	13D	Page 13 of 17

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)	Amount beneficially owned:

			Percent of class:*
LIF	4,006,136	shares	9.1%
ECM	4,030,460	shares	9.2%
ATL	2,902,407	shares	6.6%
AOQ Trust	2,708,979	shares	6.2%
APL	2,044,350	shares	4.6%
WASK	36,486	shares	0.2%
Foundation	112,891	shares	0.3%
LII	74,324	shares	0.2%
LFT	1,635,904	shares	3.7%
Mark Slezak	14,070,125	shares	32.0%

*	Based on 44,040,437 shares of Common Stock outstanding as of April 30, 2012 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2012.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

LIF	0 shares
ECM	0 shares
ATL	0 shares
AOQ Trust	0 shares
APL	0 shares
WASK	0 shares
Foundation	0 shares
LII	0 shares
LFT	0 shares
Mark Slezak	524,324 shares

CUSIP NO. 63009F105	13D	Page 14 of 17

(ii)	Shared power to vote or to direct the vote

LIF	4,006,136	shares
ECM	4,030,460	shares
ATL	2,902,407	shares
AOQ Trust	2,708,979	shares
APL	2,044,350	shares
WASK	36,486	shares
Foundation	112,891	shares
LII	74,324	shares
LFT	1,635,904	shares
Mark Slezak	13,545,801	shares*

(iii)	Sole power to dispose or direct the disposition of

LIF	0 shares
ECM	0 shares
ATL	0 shares
AOQ Trust	0 shares
APL	0 shares
WASK	0 shares
Foundation	0 shares
LII	0 shares
LFT	0 shares
Mark Slezak	524,324 shares

(iv)	Shared power to dispose or to direct the disposition of

LIF	4,006,136	shares
ECM	4,030,460	shares
ATL	2,902,407	shares
AOQ Trust	2,708,979	shares
APL	2,044,350	shares
WASK	36,486	shares
Foundation	112,891	shares
LII	74,324	shares
LFT	1,635,904	shares
Mark Slezak	13,545,801	shares*

*	Mr. Slezak shares voting and dispositive power over the 2,708,979 shares held by AOQ Trust with Ann Lurie who is also a trustee of AOQ Trust. See Item 2 of the Schedule 13D for more information about Ann Lurie.

Mark Slezak as (i) the managing member of ECM, which is the executive managing member of LIF and the managing member of ATL and APL, (ii) the managing member of WASK; (iii) the Investment Manager of LFT; (iv) an executive officer of LII; (v) an executive officer and director of the Foundation and (v) a trustee of AOQ Trust, may be deemed to be the beneficial owner of the shares of Common Stock held by those entities.

Mr. Slezak disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

CUSIP NO. 63009F105	13D	Page 15 of 17

(c) Since the filing of Amendment No. 6 to the Schedule 13D on May 24, 2012, no transactions in the Common Stock were effected by the Reporting Persons except for the APL Purchased Shares as follows:

Date	No. of Shares	Price
5/24/2012	35,000	$1.7057
5/25/2012	5,505	$1.7043
5/29/2012	10,000	$1.6932
5/31/2012	30,000	$1.6938
6/1/2012	88,900	$1.7137
6/4/2012	25,000	$1.7498
6/5/2012	317,500	$1.7469
6/6/2012	15,000	$1.8493
6/7/2012	13,116	$1.8952
6/8/2012	20,000	$1.9555
6/11/2012	5,000	$1.9475
6/12/2012	10,000	$1.975
6/13/2012	40,000	$1.9503
6/14/2012	79,329	$1.9797

The price shown on each date above represents the weighted average price of multiple transactions. The Reporting Persons, upon request by the staff of the Securities and Exchange Commission, undertake to provide further information regarding the number of shares of Common Stock purchased at each separate price. The range of prices on each such date is follows: May 24: $1.70 to $1.72; May 25: $1.65 to $1.70; May 29: $1.65 to $1.73; May 31: $1.65 to $1.72; June 1: $1.70 to $1.75; June 4: $1.70 to $1.75; June 5: $1.74 to $1.80; June 6: $1.84 to 1.85; June 7: $1.88 to $1.90; June 8: $1.92 to $1.97; June 11: $1.90 to $1.96; June 12: $1.95 to $2.00; June 13: $1.93 to 1.97; and June 14: $1.93 to $2.01.

(d) No persons other than the Reporting Persons have the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) Not Applicable

CUSIP NO. 63009F105	13D	Page 16 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

Lurie Investment Fund, L.L.C.

By:	Eagle Capital Management, LLC
Executive Managing Member

/s/ Mark Slezak
	By:	Mark Slezak
Sole Member

Eagle Capital Management, LLC

/s/ Mark Slezak
	By:	Mark Slezak
Sole Member

Alfa-Tech, LLC

By:	Eagle Capital Management, LLC
Managing Member

/s/ Mark Slezak
	By:	Mark Slezak
Sole Member

Anda-Proquest, LLC

/s/ Mark Slezak
	By:	Mark Slezak
Managing Member

AOQ Trust

/s/ Mark Slezak
	By:	Mark Slezak
Trustee

CUSIP NO. 63009F105	13D	Page 17 of 17

Lurie Investments, Inc.

/s/ Mark Slezak
By:	Mark Slezak
Chief Executive Officer

WASK Investments, LLC

/s/ Mark Slezak
By:	Mark Slezak
Managing Member

LFT Partnership

/s/ Mark Slezak
By:	Mark Slezak
Investment Manager

Ann and Robert H. Lurie Foundation

/s/ Mark Slezak
By:	Mark Slezak
Vice President